UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐　　Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Dunamis Charge, Inc.

Legal status of issuer

Form

Corporation

Jurisdiction of Incorporation/Organization

Michigan

Date of organization

March 26, 2020

Physical address of issuer

19785 W. 12 Mile Rd., Ste. 345

Southfield, MI 48076

Website of issuer

http://www.dunamischarge.com

Is there a Co-issuer?

☐ Yes ☒No

Name of Co-issuer

Legal status of Co-issuer

Form

Jurisdiction of Incorporation/Organization

Date of organization

Physical address of Co-issuer

Website of Co-issuer

	Most recent fiscal year end (2023)	Prior fiscal year end (2022)
Total Assets	$523,926.93	$548,041
Cash and Cash Equivalents	$1,784.93	$25,899
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$5,491,315.60	$1,592,142
Revenues/Sales	$0	$0
Cost of Goods Sold	$2,283,759.21	$0
Taxes Paid	$0	$0
Net Income	($3,922,987.67)	($1,069,250)

Form C-AR

This Form C-AR is the annual report of Dunamis Charge, Inc. ("Issuer," the "Company," "we," "our," "us") prior to the close of an offering of a Convertible Note ("Note") by Issuer to investors (the "Investors") under Regulation Crowdfunding (the "Regulation CF Offering").

Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the Company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the Issuer's web site an annual report along with the financial statements of the Issuer certified by the principal executive officer of the Issuer to be true and complete in all material respects (**Exhibit D**) and a description of the financial condition of the Issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the Issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Dunamis Charge, Inc.	Corporation	Michigan	March 26, 2020	19785 W. 12 Mile Rd., Southfield, MI 48076	http://dunamischarge.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Issuer, all positions and offices with the Issuer held by such persons, the period of time in which such persons served in

the position or office and their business experience during the past three years, including:
(1)   Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2)   The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the Issuer:

Name	Position(s) with the Issuer	Time period position(s) with the Issuer have been held
Natalie King	President & Officer	2020-present
Kimathi Booth	Vice President of Energy Operations	2021-present
David Ellis	Vice President of Engineering and Product Development	2022- Present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Natalie King	Dunamis Clean Energy, LLC	technology, manufacturing and engineering firm focused on energy efficiency and environmental service solutions	Founder & Chief Executive Officer Oversee all aspects of the company, including product development,	2012-present

			funding, personnel development, public branding, and all manufacturing, marketing, and operational activities.	
Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology	manage and navigate the company; ensure that all projects are completed on time and within budget; foster a positive work culture and develop the skills of fellow team members.	2020-present

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Kimathi Booth	Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology	Vice President of Energy Operations strategic planner and executer of programs and projects within two divisions of	2021-Present

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
			the company: Energy Management services and LED Lighting products, as well as for its wholly owned subsidiary Dunamis Charge which manufactures Electric Vehicle Chargers at a newly refurbished production facility in Detroit, MI.	
	Dunamis Clean Energy, LLC	technology, manufacturing and engineering firm focused on energy efficiency and environmental service solutions	Lead Engineer manage design, and build of products and ensure safety and efficient cost.	2019-2024

David Ellis	Dunamis Charge, Inc.	manufacture of electrical vehicle chargers and related technology.	Vice President of Engineering and Product Development oversees utility generation, electrical transmission and distribution systems, engineering management, training development, and regulatory compliance.	2022-present
	DTE Energy	Detroit-based diversified energy company involved in the development and management of energy-related businesses and services nationwide.	Manager of Operations Manage operations in the areas of power transmission, power plants, wind energy, smart grid, and energy policy.	2011-2022

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Percentage of voting power
Natalie King	100%

Rule 201(d) A description of the business of the Issuer and the anticipated business plan of the Issuer.

Dunamis Charge, Inc.'s mission is to make high-quality, affordable electrical vehicle (EV) charging solutions accessible everywhere. Dunamis Charge aims to transform lives with world-class, dependable EV charging technology. The Company is dedicated to revolutionizing how people access energy and their goal is to create a world where going electric is easy and accessible for everyone, whenever and wherever it's needed. The Company is committed to making best-in-class, cost-effective EV charging solutions available while benefiting the planet. Dunamis Charge, Inc.'s primary charging solutions include (1) Level 2 Residential EV Charger; (2) Level 2 Commercial EV Charger, and (3) DC Fast EV Charger (coming soon).

Dunamis Charge, Inc.'s EV charging stations are hardware technology designed for safety and reliability while offering drivers a user-friendly, premium charging experience. The Company rigorously tests all products in order to ensure that they are built to withstand the elements. Dunamis Charge, Inc.'s stations are part of a complete solution that includes 24/7 driver support, cloud-based software with features and plans for every industry, and world-class service and maintenance.

The Company expects to generate approximately $24,458,400 in gross revenue in 2024. As Dunamis Charge, Inc. begins production in the first quarter 2024, it will place an emphasis on raising capital, marketing and sales, hiring top tier engineers and c-suite executive management, inventory and equipment, material procurement and research and development (R&D) for second and third generation electric vehicle charger models.

The Company's marketing and R&D are in-house.

Through its Company Note with Dunamis Clean Energy Partners, LLC ($5,507,668.85 as of 12/31/23) and initial cash contribution by its Founder Natalie King ($25,000), Dunamis Charge, Inc. has raised $5,532,668.85 for its startup operations.

The Company currently has pending financial institution lending through lines of credit that will assist with operation costs. This line of credit will assist with working capital of the Company.

Rule 201(e) The current number of employees of the Issuer.

<u>9</u>

Rule 201(f) A discussion of the material factors that make an investment in the Issuer speculative or risky.

A crowdfunding investment involves risk. Investors should not invest any funds in the Regulation CF Offering unless they can afford to lose their entire investments.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Regulation CF Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the Regulation CF Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Securities were offered under an exemption from registration; however, the SEC has not made an independent determination that the Securities are exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

 Risk Factors

The Company may operate online which has certain risks inherent within this form of operating including risks concerning data privacy, consumer protection, cyber security, system reliability, copyright and other intellectual property issues, and logistics issues pertaining to online orders and availability of stock. If any of these issues occur, it could impact the profits and overall operations of the Company, which could undermine the investment of the Investor. It is quite possible that the Investor may lose a portion or its entire investment if any of the foregoing issues occur.

The success of the Company may depend, at least in part, on the continued performance of its marketing and sales.Any event materially affecting the performance of the Company's sales may have a material adverse effect on the Company.

The business operates in a growing market with well-funded competitors. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition and/or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

The Company utilizes third-party vendors and manufacturers for various material requirements related to the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, either of which would cause the Company's business to suffer.

The Company is a mission-driven business that is focused on providing a product that is both safe and environmentally friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and as a result the cost of products may be higher.

Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard product, business, taxation and environmental requirements, including those concerning electric vehicle chargers and other energy management equipment and services. The Company's electrical vehicle chargers are not regulated by any particular governing body, and other applicable rules enforced by local and state agencies as it regards workplace and consumer safety, and the authorization, licensing, and good manufacturing practices of the manufacture and sale of electric vehicle chargers are adhered to by the Company. Still, undetermined industry wide Reliability Standards that lead to inferior mechanical and electrical design and build of units may open the Company up to potential litigation, fines, or other sanctions pertaining to the production of its products.

We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Control of the Company and all of its operations are with Natalie King (the "Founder") and will likely remain with her. Investors must rely upon the judgment and skills of the Founder.

Much of the Company's success depends on the skills, experience, and performance of its key members of personnel: Natalie M. King, David Ellis and Kimathi Booth, and on key suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the Company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the Company's business, operating results, and financial condition.

We may not raise sufficient funds to develop or enhance our products or respond to competitive pressures. Such limitation may have a material adverse effect on the Company's business, operating results and financial condition.

The Company may revise the use of proceeds of the Regulation CF Offering. The Form C filed in connection with the Regulation CF Offering described the Company's then intentions regarding the use of proceeds of the offering. However, the Company is free to use such proceeds in a different manner, based on the judgment of the Founder. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment.

No representation or warranty of any kind is made by the Issuer, the members, managers, directors, officers or counsel to the Issuer, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Rule 201(m) A description of the ownership and capital structure of the Issuer, including:

(1) The terms of the securities being offered and each other class of security of the Issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Issuer.

Common Stock

The Company has 2,000,000 shares of Common Stock authorized and 2,000,000 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote at any Shareholders meeting and any meeting of the Board of Directors. Holders of Common Stock have dividend and liquidation rights as further qualified by a Shareholders Agreement. The Founder shall hold the majority of shares of any class of shares held within the Company until death or upon a Permitted Transfer of Shares as defined in the Bylaws, except where prohibited by law.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or sale of the Company or similar event, after the payment of all debts and obligations, the remaining funds and assets available for distribution to the stockholders of the Company shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

The Company shall declare all dividends pro rata on the Common Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Voting and Veto Power

The Founder shall have the power to veto any decision by the Board of Directors through written notice of disapproval or through a vote in the negative as recorded in the minutes of the Company. The Founder may veto a decision of the Board of Directors without submission to a vote by the shareholders at a shareholders meeting or prior notice thereof.

Board Composition

The Founder shall maintain her position as Director and President of the Board of Directors of the Company throughout the existence of the Company and may only be removed per the terms of the Shareholders Agreement, unless otherwise prohibited by law. In the event of the death of the Founder, the remaining directors shall continue to serve as the directors until the next annual meeting of the shareholders, unless a vacancy is filled in accordance with the By-Laws.

Shareholders Agreement and MBE Certification

The Corporation is a Minority Business Enterprise certified by the National Minority Supplier Development Council. The Corporation shall continue to be a certified Minority Business Enterprise(MBE) in perpetuity through the majority ownership of shares held by minority Shareholders, as that is defined and certified by the National Minority Supplier Development Council, or other comparable certifying organization. The Company shall continue to be a certified MBE despite any recapitalization, merger, plan of share exchange, reorganization, sale of assets, or liquidation of the Company.

Comparison of Rights of Investors to Other Classes of Securities of the Issuer

Unlike the other stockholders, the Investors do not have voting or liquidation rights. In addition, the Founder alone (and its licensors, where applicable) shall own all right, title and interest, including all related Intellectual Property Rights of the Company. The Investors, as holders of convertible debt that can be converted into or exercised for shares of the Company's stock, have conversion rights unlike the existing stockholders. Still, these conversion rights are not guaranteed and at the discretion of the Company.

The above description terms of the Company's outstanding stock is a summary only. Please see the Company's Amended and Restated Certificate of Incorporation (**Exhibit A**); the Subscription Agreement (**Exhibit B**); and Shareholders Agreement (**Exhibit C**) for the full terms.

The other outstanding securities are debt securities or securities convertible into debt. See summary below. As such, they are fundamentally different from the Preferred Plus Stock. A description of the material terms of such debt and convertible securities is below.

<u>Debt</u>

The Company has issued and outstanding a Company Note in the amount of $5,322,367.38 as of 12/31/23. Please see our response to Rule 201(p) below.

(2) A description of how the exercise of rights held by the principal shareholders of the Issuer could affect the purchasers of the securities being offered.

The Founder of the Company is the principal shareholder and is entitled to vote on many more matters than the Investors as the Investors are not permitted to vote. The Founder may make decisions with which the Investors disagrees or that negatively affect the value of the Investors' Interest, and the Investors will have no recourse to change these decisions. The Investors' interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for and advantageous to the Investors.

For example, the Founder may change the terms of the Company's Restated Articles of Incorporation, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Founder may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investors, but favorable to the principal shareholders. They may also vote to engage in new offerings and/or to register the Company's securities in a way that negatively affects the value of the Investors' securities interest.

Other holders of securities of the Company may also have access to more information than the Investors, leaving the Investors at a disadvantage with respect to any decisions regarding the Investors' securities interests in the Company. In cases where the rights of holders of convertible debt, like the Investors, or holders of future securities that can be converted into or exercised for shares of the Company's stock, the Investors interest in the Company (via the Convertible Note) may be diluted. This means that the pro-rata portion of the Company represented by the Investors' securities will decrease, which could diminish the Investors' economic rights (such as the Investors' rights, described above).

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The offering price for the securities has been determined by the Company based upon future projections and does not necessarily bear any relationship to the Company's current book value, assets, earnings or other generally accepted valuation criteria. In determining the price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the price should not be considered to be indicative of the actual value of the securities.

In the future, we will perform valuations of the securities that take into account factors such as the following:

1. unrelated third party valuations
2. the price at which we sell other securities, such as convertible debt or other classes of stock, in light of the rights, preferences and privileges of those securities relative to those of the securities
3. our results of operations, financial position and capital resources

4. current business conditions and projections
5. the marketability or lack of marketability of the securities
6. the hiring of key personnel and the experience of our management
7. the introduction of new products
8. the risk inherent in the development and expansion of our products
9. our stage of development and material risks related to our business
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business
11. industry trends and competitive environment
12. trends in consumer spending, including consumer confidence
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates
14. the general economic outlook

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

(5) The risks to purchasers of the securities relating to minority ownership in the Issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Debtholder. An Investor in this offering will hold a debtholder position within the Company. As a debtholder, the Investor will be limited as to its ability to influence the operations of the Company. (See Items (m)(1) and (m)(2) above.)

The marketability and value of the Investor's Interest will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board, and the Investor will have no right to name or remove an officer or member of the Board of the Company. .

Additional issuances of securities. Following the Investors' investment, the Company may sell interests to additional debt investors, which may dilute Investors' securities interest in the Company. The Investors may have the opportunity to increase its investment in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investors to make a follow-on investment may result in substantial dilution of the Investors' interest in the Company.

A sale of the Company or of assets of the Company. As debtholder investors in the Company, the Investors will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Additionally, the Investors will rely upon the executive management of the Company and the Board to manage the Company so as to maximize value for Investors. Accordingly, the success of the Investors' investment will depend in large part upon the skill and expertise of the executive management of the Company and the Board. If the Board and voting shareholders authorize a sale of all or a part of the

Company, or a disposition of a substantial portion of the Company's assets, the maximum value the Investors is entitled to receive from the sale is an amount equal to their original investment amount or principal plus any accrued interest, and there is no guarantee that the Investors will receive that full amount, or any amount. Likewise, there is no guarantee that the consideration the Investors receive for their investment will be equal to or exceed the value of the Investors' initial investment in the Company.

Transactions with related parties. The Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management, Board, and/or executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders and other investors. By investing in the Company, the Investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Please see our response to Rule 201(f) above for other risk factors.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

(i) To the Company;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv)   To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the Issuer, including the amount, interest rate, maturity date and any other material terms.

Creditor	Amount Owed	Interest Rate	Maturity Date	Other Material Terms
Dunamis Clean Energy Partners, LP	$5,322,367.38 as of December 31, 2023.	4% per annum	7 years after Closing of Offering ("Closing Date")	Holder is affiliated company Dunamis Clean Energy, LLC owned and managed by Natalie M. King. Holder will continue to issue the Company Note plus any accrued, but unpaid interest to the Investors in installments, on an as-needed-basis at various amounts and at varying dates until one of the following occurrences: (1) the date the Company garners $20,000,000 in gross revenues ("Solvency Date"); (2) the date the Company receives $500,000 in additional equity and/or debt financing ("Additional Financing Date"); or (3) three years

				from the Issuance Date, whichever is earlier ("Maturity Date") The Company may prepay this Note without penalty charges.

Rule 201(q) A description of exempt offerings conducted within the past three years.

On December 3, 2021, the Company sold an unsecured, subordinated promissory note to its affiliated The purchase price was $1,505,736.47. The sale was exempt under the U.S. Securities Act. The proceeds were used for manufacturing, staffing, inventory, marketing, and other commercial purposes.

Rule 201(r) A description of any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the Issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the Issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

Rule 201(s) A discussion of the Issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Investors should read the following discussion and analysis of the Issuer's financial condition and results of operations together with the Issuer's financial statements and the related notes and other financial information included elsewhere in this report. Some of the information in this discussion and analysis, including information regarding the strategy and plans for the Issuer's business, includes forward-looking statements that involve risks or uncertainties. You should review the Issuer's response to Rule 201(f) ("Risk Factors") for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

2023 Results of Operations, Liquidity and Capital Resources

The Company did not have revenues for the year 2023 and operated at a net loss. In 2023, the Company's capital resources consisted of debt capital from its Company Note. The proceeds of the Company Note helped us significantly, affording us the opportunity to develop our products in the midst of a delayed launch.

Successes and Challenges in 2023

In 2023, there was also an 8 month delay in production due to delays in obtaining recommended manufacturing certifications.

Current Results of Operations, Liquidity and Capital Resources

We are on track to generate revenue this year. The Company's projected revenues for 2024 is $24,458,400 with a net income of $1,513,961. The Company anticipates the launch in production during 1st quarter 2024. In 2024, the Company was awarded a $2,500,000 grant by the State of Michigan. $500,000 of these proceeds were used to pay off an existing operational loan. Another $1,377,500 of the grant proceeds were used to assist our 2nd quarter product launch and other operating expenses.

Outlook for 2024

We hope to be profitable this year as we will have launched our production and hopefully, successfully reached our capital raising goals needed to scale and grow by year's end. We currently have $622,500 in cash available as of April 5, 2024. The Corporation intends to use $622,500 to pay for necessary operational expenses.

Rule 201(x) Whether the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

Exhibits List

Exhibit A: Restated Articles of Incorporation
Exhibit B: Note Purchase Subscription Agreement
Exhibit C: Note:
Exhibit D: Certification of Principal Executive Officer
Exhibit E Financial Statements

EXHIBIT A



CSCL/CD-510 (Rev. 09/21)

02

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	AC1 (FOR BUREAU USE ONLY)
	ADJUSTED TO AGREE WITH BUREAU RECORDS
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Tran Info: 47 25391400-1
Chk # 1464 $200
Tran Info: 1 25391400-2
Chk # 1464 $10

Name		
Elizabeth L. Carter ESQ., LLC		
Address		
12222 South Harvard Avenue		
City	State	ZIP Code
Chicago	IL	60628

EFFECTIVE DATE:

FILED
APR 17 2023
ADMINISTRATOR
CORPORATIONS DIVISION

Document will be returned to the name and address you enter above. If left blank, document will be returned to the registered office.

RESTATED ARTICLES OF INCORPORATION

For use by Domestic Profit Corporations

(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned execute the following Articles:

1. The present name of the corporation is:
   Dunamis Charge, INC.

2. The identification number assigned by the Bureau is: 802432383

3. The former name(s) of the corporation are:

4. The date of filing the original Articles of Incorporation was: March 26, 2020

The following Restated Articles of Incorporation supersede the Articles of Incorporation as amended and shall be the Articles of Incorporation for the corporation:

ARTICLE I

The name of the corporation is:

Dunamis Charge, INC

ARTICLE II

The purpose or purposes for which the corporation is formed are:

engaging in any activity within the purposes for which corporations may be formed under the Business Corporations Act.

AM

ARTICLE III

The total authorized shares:

1. Common Shares _____ 2,000,000 _____ Preferred Shares _____

A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

The board of directors may, by action at a board meeting or by a resolution of the board, issue Common Stock at any amount, price, general formula or method by which the price will be determined, and designate any different series or classes of shares of Common Stock with such terms, conditions, rights, preferences, and features of shares of Common Stock as shall be determined and designated by the board.

ARTICLE IV

1. The name of the resident agent: Natalie M. King

2. The street address of the registered office is:

   19785 W. 12 MILE RD #345   Southfield   , Michigan   48076
   (Street Address)   (City)   (Zip Code)

3. The mailing address of the registered office, if different than above:

   _____ , Michigan _____
   (Street Address or P.O. Box)   (City)   (Zip Code)

ARTICLE V (Optional. Delete if not applicable)

~~When a compromise or arrangement or a plan of reorganization of this corporation is proposed between the corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or share holder thereof, or an application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all of the shareholders or class of shareholders and also on this corporation.~~

ARTICLE V

Any action required or permitted under the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder that signs the consent. Written consents are not effective to take corporate action unless within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the corporation. Delivery shall be to the corporation's registered office, its principal place of business, or an officer or agent of the corporation that has custody of the minutes of the proceedings of its shareholders. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders that would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and that have not consented to the action in writing. ~~An electronic transmission consenting to an action must comply with Section 407(3).~~

ARTICLE VII (Additional provision, if any, may be inserted here; attach additional pages if needed).

5. COMPLETE SECTION (a) IF THE RESTATED ARTICLES WERE ADOPTED BY THE UNANIMOUS CONSENT OF THE INCORPORATOR(S) BEFORE THE FIRST MEETING OF THE BOARD OF DIRECTORS, OTHERWISE, COMPLETE SECTION (b). **DO NOT COMPLETE BOTH.**

a. ☐ These Restated Articles of Incorporation were duly adopted on the _____ day of _____, ____2023____, in accordance with the provisions of Section 642 of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors.

Signed this _____ day of _____, _____

_____   _____

_____   _____

(Signatures of Incorporators; Type or Print Name Under Each Signature)

b. ✔ ☐ These Restated Articles of Incorporation were duly adopted on the ____13____ day of _____February_____, ____2023____, in accordance with the provisions of Section 642 of the Act: (check one of the following)

☐ by the Board of Directors without a vote of the shareholders. These Restated Articles of Incorporation only restate and integrate and do not further amend the provisions of the Articles of Incorporation as heretofore amended and there is no material discrepancy between those provisions and the provisions of these Restated Articles.

☐ by the shareholders at a meeting in accordance with section 611(3) of the Act.

☐ were duly adopted by the written consent of the shareholders that have at least the minimum number of votes required by statute in accordance with Section 407(1) of the Act. *Written notice to shareholders that have not consented in writing has been given.* (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.)

☑ were duly adopted by the written consent of the shareholders entitled to vote in accordance with section 407(2) of the Act.

☐ by the Board of Directors of a profit corporation pursuant to Section 611(2) of the Act.

Signed this ____7____ day of _____April_____, ____2023____

By _Natalie M. King_ _____
(Signature of an authorized officer or agent)

Natalie M. King _____
(Type or Print Name)

EXHIBIT B

**CONVERTIBLE PROMISSORY NOTE
PURCHASE AGREEMENT**

This Convertible Note Purchase Agreement (the **"Agreement"**) is made as of_____(the **"Effective Date"**) by and between **DUNAMIS CHARGE, INC.,** (the "*Company*"), a Michigan corporation, and _____ (**"Purchaser"** or **"Subscriber"**).

WHEREAS, the Company is offering for sale a convertible promissory note of the Company substantially in the form attached to this Agreement as **Appendix A** and incorporated by reference herein (the "***Note***"), which is in the principal amount of $5,000,000 (the "***Principal Amount***") and offered pursuant to an offering of Notes (as defined in the Note) under Regulation Crowdfunding (17 CFR 227.100 through 227.503) of Section 4(a)(6) of the U.S. Securities Act of 1933 (15 U.S.C. 77d(a)(6)) "***Securities Act***") and the applicable rules thereunder (the "***Securities Laws***"). The aforementioned offering of guaranteed convertible promissory notes shall hereinafter be referred to as the "***Offering***."

WHEREAS, Subscriber wishes to subscribe for and purchase the Note.

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual premises and covenants of the Company and Purchaser contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and Purchaser agree as follows:

1.   **Purchase.**

      1.1   Purchaser hereby irrevocably subscribes for and agrees to purchase the Note, subject to the terms and conditions of this Agreement.

      1.2   In order to purchase the Note, Subscriber must complete and sign this Agreement and the Note and return those documents to the Company along with payment in the amount of the Principal Amount. Subscriber shall electronically sign and complete the Agreement according to the Company's instructions.

      1.3   Payment for the Note shall be received by Enterprise Bank and Trust (the "Escrow Agent") from the Subscriber by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the offering campaign deadline, in the amount as set forth on the signature page hereto. Subscriber funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount of investments is reached. Upon each Closing, the Escrow Agent shall release such funds to the Company.

      1.4   Subscriber's payment in the amount of the Principal Amount, and Subscriber's execution of this Agreement and the Note constitute Subscriber's irrevocable agreement to subscribe for and purchase the Note, and such purchase and subscription shall be complete once the Company accepts Subscriber's payment and executes and delivers this Agreement and the Note.

      1.5   The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Subscriber a Note valued lower than what Subscriber subscribes to purchase or may decline to sell a Note to Subscriber at all. If the Company accepts Subscriber's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by Subscriber to purchase a Note for the accepted subscription amount, and a copy of this Agreement will be executed by the Company and returned to Subscriber.

1.6 In the event that this Subscriber's subscription is rejected in full, or the Offering is terminated, payment made by Subscriber to the Company via the Escrow Agent will be refunded to Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder and under the Note shall terminate. To the extent that the subscription is rejected in part, the Company shall refund to Subscriber any payment made by Subscriber to the Company with respect to the rejected portion of the subscription without interest and without deduction, and all of the obligations of Subscriber hereunder and under the Note shall remain in full force and effect except for those obligations with respect to the rejected portion of the subscription, which shall terminate.

1.7 To the extent that the funds are not ultimately received by the Company via Escrow Agent or are subsequently withdrawn by the Subscriber, whether due to an ACH chargeback or otherwise, the Note and this Agreement will be considered terminated.

2. **Representations and Warranties of the Company.** The Company hereby represents and warrants to Purchaser as follows:

2.1 Authority; Binding Agreement. All action on the part of the Company, its managers, its officers, its members, and its directors necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note, has been taken. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

2.2 Governmental Consents. Assuming the accuracy of the representations and warranties of Purchaser contained in **Section 3** hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the offer, sale, issuance, or valid execution of this Agreement or the Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Agreement with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

3. **Representations, Warranties, and Acknowledgements of Purchaser.** Purchaser represents and warrants to the Company, and acknowledges that the Company is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable securities laws, that:

3.1 Purchaser has the requisite knowledge and experience to assess the relative merits and risks of this investment, or has relied upon the advice of Purchaser's professional advisors, who have such knowledge and experience. Purchaser represents and warrants that they are aware

2

of the degree of risk associated with the purchase of the Note and the Equity Securities upon conversion of the Note (collectively, the "*Securities*") and have determined that the purchase of the Securities is a suitable investment.

3.2 Purchaser is fully aware and understands that at any time the Company may operate at a loss rather than a profit, and may do so for an unforeseeable amount of time.

3.3 Purchaser hereby acknowledges and certifies that Purchaser received and read the offering disclosures and all exhibits thereto of the Company filed with the Securities and Exchange Commission in connection with the Offering (the "*Form C*"), and Purchaser is familiar with the information in the Form C.

3.4 Purchaser hereby confirms that Purchaser has reviewed or had the opportunity to review the financial statements and other financial information related to the investment within the Company.

3.5 If Subscriber is not an accredited investor, Subscriber understands that they may invest no more than ten percent (10%) of their annual income or net worth, whichever is greater. There are no limitations on what accredited investors may invest.

3.6 If Subscriber has checked the box next to "Accredited Investor" on Subscriber's signature page or on the regulated crowdfunding portal, Subscriber represents and warrants that Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and Subscriber must verify this status through the Portal.

3.7 Subscriber has had an opportunity to ask questions of the Company and to receive answers concerning the terms of the investment, as well as about the Company and its business generally, and to obtain any additional information that Company possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information provided by the Company in connection with the Offering. Further, all such questions have been answered to the full satisfaction of the Subscriber.

3.8 Subscriber understands that no state or federal authority in the United States or authority outside the United States has scrutinized this Agreement or the Securities, has made any finding or determination relating to the fairness of an investment in the Securities, or has recommended or endorsed the Securities.

3.9 Subscriber is subscribing for and purchasing the Note without being furnished any offering materials, other than the Form C, this Agreement, and the Note, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as Subscriber has otherwise requested from the Company in writing, and without receiving any representations or warranties from the Company or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any independent investigation made by Subscriber or Subscriber's advisors.

3.10 Subscriber acknowledges that Securities are being and will be acquired solely for Subscriber's own account, for investment purposes, and not for the account of others. Subscriber represents that Subscriber is not a party to, and does not presently intend to enter into, any contract or arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of the Securities.

3.11   Subscriber understands that nothing in this Agreement or any other materials presented to Subscriber in connection with the purchase and sale of the Securities constitutes legal, tax, or investment advice. The Company has suggested that Subscriber consults with such legal, tax, and investment advisors as Subscriber, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Securities.

3.12   Both the Company and Subscriber represent that neither it nor any of its officers, directors, managers, partners, employees, representatives, or agents, either is, or will be obligated for any finder's or broker's fee or commission in connection with this transaction. Subscriber agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability as a result of the performance of services of any such finder or broker) for which Subscriber or any of its officers, directors, managers, partners, employees, agents, or representatives may be responsible.

3.13   Subscriber represents that all information provided by Subscriber to the Company in connection with the purchase of the Securities is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, Subscriber shall immediately provide the Company with such information.

3.14   Subscriber has read and fully understands the terms, conditions and effect of the investment and all other documents in connection therewith.

3.15   Subscriber represents and warrants to, and covenants with, the Company that (i) Subscriber has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Subscriber enforceable against Subscriber in accordance with its terms, except as enforceability may be limited by applicable law.

3.16   Subscriber acknowledges and understands that the Note is being offered pursuant to the Securities Laws, that the Securities have not been registered under the Securities Act, and that federal and state securities laws and regulations place restrictions on the transfer of the Note. Subscriber shall not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) any part of the Securities except in compliance with this Agreement, the Securities, any applicable state and federal securities laws, and the respective rules and regulations promulgated thereunder.

3.17   Subscriber understands that the Company is not currently a reporting issuer in the United States, and there is no assurance that it will ever be a reporting issuer in the United States. As a result, the restrictions on resale of the Securities may be indefinite for Subscriber. As there is no market for the Securities, it may be difficult or even impossible for Subscriber to resell them. If Subscriber does resell, it is Subscriber's responsibility that the sale complies with applicable securities laws.

3.18   Subscriber is able to bear the economic risk of an investment in the Securities and, without limiting the generality of the foregoing, is able to hold the Securities for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber's current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber's entire investment.

3.19   Subscriber understands that any forecasts or predictions as to the Company's performance are based on estimates, assumptions and forecasts that the Company believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.20   Subscriber hereby agrees to indemnify and hold harmless the Company and any of its officers, directors, shareholders, employees, agents or affiliates (collectively the "***Indemnified Parties***" and individually an "***Indemnified Party***") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by Subscriber, including, without limitation, the information in this Agreement, or (ii) litigation or other proceeding brought by Subscriber against one or more Indemnified Party in which the Indemnified Party is the prevailing party.

3.21   Subscriber understands that once Subscriber has executed the Agreement and submitted funds, such subscription may be revoked up until forty-eight (48) hours prior to the close of the Offering in accordance with Securities Laws.

3.22   SUBSCRIBER IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUBSCRIBER HAS CAREFULLY READ AND CONSIDERED THE RISK FACTORS AND ALL MATTERS SPECIFIED IN THE FORM 1-A AND EXHIBITS OR APPENDICES THERETO IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. SUBSCRIBER UNDERSTANDS THAT THE AFOREMENTIONED RISK FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

3.23   Under penalties of perjury, Subscriber certifies that: (1) the taxpayer ID number or social security number shown above is the correct taxpayer identification number issued to Subscriber; and (2) Subscriber is not subject to backup withholding because: (a) Subscriber is exempt from backup withholding, or (b) Subscriber has not been notified by the Internal Revenue Service (IRS) that Subscriber is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Subscriber that it is no longer subject to backup withholding; and (3) Subscriber is a U.S. citizen or other U.S. person.

3.24   Without in any way limiting the representations set forth above, Purchaser further agrees not to make any disposition of all or any portion of the Securities unless and until:

(a)   There is then in effect a Registration Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Securities Act or any applicable state securities laws.

3.25   The Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "***PATRIOT Act***"). The Subscriber agrees that, if at any time it is discovered that the Company has been or may be found to have violated the PATRIOT Act or any other anti-money laundering laws or regulations as a result of the purchase of the Securities or receipt of the purchase price of the Securities, or if otherwise required by applicable laws or regulations, the Company may undertake appropriate actions, and Subscriber agrees to cooperate with such actions to ensure compliance with such laws or regulations. Subscriber agrees to provide any and all documentation requested by the Company to ensure compliance with the PATRIOT Act or other laws or regulations.

3.26   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that Subscriber has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription for and purchase of and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Subscriber's jurisdiction.

4.   **Miscellaneous.**

4.1   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company," "Purchaser," and "Subscriber," whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Agreement or the Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement or the Note, except as expressly provided herein.

4.2   Governing Law. The Note shall be governed by and construed under the laws of the State of Michigan, without giving effect to conflicts of laws principles.

4.3   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5   Notice. Any notice or demand which either party may or must give to the other under this Agreement or the Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to the Company:

Natalie King, President & CEO
Dunamis Charge, INC
19785 W. 12 Mile Rd., Ste. 345
Southfield, MI 48076

If to Purchaser:

[Purchaser Name]
[Purchaser Address]

4.6   Severability. In the event that any provision of this Agreement or the Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, the Agreement and the Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of the Agreement or the Note to any party.

4.7   Entire Agreement. This Agreement and the Note constitute the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Purchaser from the Company and supersede all prior and contemporaneous understandings or agreements of the parties.

4.8   Amendment. The terms of this Agreement may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto.

4.9   Tax Withholding. Purchaser hereby authorizes the Company to make any withholding required by law. Purchaser agrees to provide to the Company a Form W-9 or comparable form.

4.10   Further Assurances. Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and the Note and to consummate the transactions contemplated herein.

4.11   Assignment. This Agreement may be assigned by the Company to any successor entity of the Company. In the case of such an assignment, the successor entity shall assume all obligations under this Agreement and shall notify Purchaser promptly of such assignment.

4.12 Defined Terms. Any capitalized terms used herein, but not defined herein, will have the meanings ascribed to them in the Note.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Convertible Note Purchase Agreement as of the date first written above.

THE COMPANY:

By: _____

Name: Natalie King

Title: President & CEO

PURCHASER:

[NAME]

_____

EXHIBIT C

CONVERTIBLE PROMISSORY NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY
NOTE

Principal Amount: $5,000,000

Date: _____

For value received, **DUNAMIS CHARGE, INC.**, a Michigan corporation (the "*Company)***,** promises to pay to or its successors or assigns (***"Holder"***) the principal sum of **dollars ($5,000,000)**, or such lesser amount as shall then equal the outstanding principal balance hereunder, together with simple interest on the unpaid principal balance at the Interest Rate described below. Interest shall commence 24 months after the Closing of the Offering and shall continue on the outstanding principal until paid in full or converted as provided herein. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1. <u>Certain Definitions</u>.

    a. ***"Closing"*** means the completion or termination of the Offering as such terms are defined in 17 CFR 230.152(d)(1).

    b. "***Conversion Price***" means the (i) the IPO Conversion Price; (ii) Standard Conversion Price; or (iii) Discounted Conversion Price, as defined herein.

    c. ***"Current Valuation"*** means the current monetary value of the Company as determined through a comparable company analysis.

    d. **"*Maturity Date*"** means the sooner of (a) the date on which all outstanding principal and unpaid interest is due and payable upon an Event of Default or (b) the seventh anniversary of the Closing.

e. **"M&A Transaction"** means (i) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (in respect of securities of the Company held by them prior to such transaction) or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

f. **"Interest Accrual Start Date"** means the date that is 24 months after the Closing.

g. "**Interest Rate**" means 10% per annum.

h. "**Investors**" means holders of all the Notes.

i. "**Investor**" means a holder of a Note.

j. **"IPO"** means initial public offering.

k. **"IPO Securities"** means equity securities issued public offering in which shares of a company are sold to institutional investors[1] and usually also to retail (individual) investors.[2] An IPO is typically underwritten by one or more investment banks, who also arrange for the shares to be listed on one or more stock exchanges.

l. "**Valuation Cap**" means $ 50,000,000.

Any capitalized terms used herein, but not defined herein, will have the meanings ascribed to them in the Agreement.

2.   This note (**"the Note"** or "**this Note**") is issued pursuant to the terms of that certain Convertible Promissory Note Purchase Agreement (the **"Agreement"**), dated as of, by and between the Company and Holder, pursuant to a securities offering under Regulation Crowdfunding (17 CFR 230.551) of the Securities Act and the applicable rules thereunder (the "**Financing**"). All notes issued pursuant to convertible note purchase agreements in substantially the same form as the Agreement and entered into as part of the Financing shall be referred to herein and, in the Agreement, as "**Notes**," "**the Notes**," or "**any Notes**" and each, "**a Note**," "**any Notes**" or "**such Notes**." This Note incorporates by reference all the terms of the Agreement.

3.   <u>Payments</u>.

a. Simple interest on the principal amount of each Note will begin to accrue on the Interest Accrual Start Date.

b. Interest will continue to accrue until the Maturity Date. The Company will make its first interest payment by March 31 of the first calendar year that follows the Interest Accrual Start Date. Thereafter, interest payments shall continue to be due quarterly: 0n March 31, June 30, September 30, and December 3 of each calendar year. The entire outstanding principal balance of the Note, together with all accrued and unpaid interest, shall be due and payable in full at the Maturity Date unless earlier converted into equity securities.

c. All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest, and thereafter to the principal.

d. The Notes will rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes will be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes.

3.   Prepayment. The Company has the right to prepay the principal and any accrued interest at any time during the term of the Note without penalty.

4.   Optional Conversion.

a. **IPO Conversion.** If the Company conducts an IPO of equity securities ("IPO Securities") before the Maturity Date, Investors shall have the option to convert either or both of the unpaid principal and accrued interest under the Notes into IPO Securities at a conversion price equal to the lower of (i) 80 percent (80%) of the price per share agreed to in the IPO or (ii) the quotient obtained by dividing (A) the Valuation Cap by (B) the number of common shares of the Company that are outstanding immediately prior to the IPO (the ***"IPO Conversion Price"***).

The total number of IPO Securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the IPO Conversion Price.

b. **M&A Transaction Conversion.** In the event of an M&A Transaction before the Maturity Date, the Company shall have the option to convert, immediately before the closing of the M&A Transaction, either or both of the unpaid principal and accrued interest under all of the Notes into any class of the Company's equity securities. The conversion price shall be equal to the quotient obtained by dividing (A) the Current Valuation by (B) the number of common shares of the Company that are then outstanding (the "***Standard Conversion Price***"). The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the Standard Conversion Price.

Any amounts that the Company or its successor chooses not to convert into equity securities shall be due and payable immediately before the closing of the M&A Transaction.

c. **Conversion upon Change in Valuation.** If there is a change in the valuation of the Company, the Company shall have the option to convert either or both of the unpaid principal and accrued interest at a conversion price equal to the Standard Conversion

Price. The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) the Standard Conversion Price.

d. **Conversion for any other reason before Maturity Date.** The Company shall have the option, at any time and for any reason before the Maturity Date, to convert either or both of the unpaid principal and accrued interests under the Notes into any class of the Company's equity securities, provided that the conversion price shall be equal to 10% of the Standard Conversion Price **("Discounted Conversion Price")**. The total number of equity securities that a holder of a Note shall be entitled to receive upon conversion of such Note shall be determined by dividing (x) the principal and interest outstanding under the Note by (y) 10% of the Standard Conversion Price.

5. <u>Events of Default</u>. The entire balance under the Notes shall become due and payable upon the occurrence of any of the following (each, an "***Event of Default"***):

a. The Company becomes a debtor or alleged debtor in a case under the U.S. Bankruptcy Code or becomes the subject of any other bankruptcy or similar proceeding for the general adjustment of its debts or for its liquidation; or

b. The Company breaches any of its material obligations under the Notes or any other financing documents and does not cure such breach within ninety (90) days after written notice thereof to the Company.

6. <u>Subordination</u>. The Note will be subordinated in rights of payment to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions and/or other institutions regularly engaged in the business of lending money.

7. <u>Security</u>. This Note is unsecured.

8. <u>Restrictions on Transfer.</u> The Note may not be offered, sold, or otherwise transferred, pledged or hypothecated except as permitted by Rule 501 of Regulation Crowdfunding (Rule 501) and applicable State laws.

Rule 501 provides that the Note may not be transferred for one year after the date of issuance (with limited exceptions).

Further, the Investor may not transfer the note without the Company's written consent, even if such transfer is permitted by State and federal law.

9. <u>Right of First Refusal.</u> The Company shall have a right of first refusal ("***ROFR***") to purchase any Note that any Investor proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. The Company's ROFR may be assignable by the Company to any other Investor.

10. <u>Miscellaneous</u>.

    a.   The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

    b.   This Note shall be governed by and construed under the laws of Michigan, without giving effect to conflicts of laws principles.

    c.   The terms of the Notes may be amended, modified or waived with the written consent of the Company and the holders of more than fifty percent (50%) of the aggregate principal balance of all of the Notes; provided, however, that no such amendment, waiver or modification shall: (i) reduce the principal amount of any Note without the affected holder's written consent, or (ii) reduce the rate of interest of any Note without the affected holder's written consent. Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the parties hereto.

    d.   The Company may assign its obligations under the Note to any successor entity of the Company. The Company shall notify Holder promptly of such assignment.

    e.   This Note is not effective until the Company has accepted from Holder an amount equal to the principal amount of this Note.

<center>[Signature page follows.]</center>

IN WITNESS WHEREOF, the Company has caused this **CONVERTIBLE PROMISSORY NOTE** to be duly executed as of ___, _____.

By:

Name: Natalie King
Title: President & CEO

By: _____

Purchaser:

EXHIBIT D

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

OF

DUNAMIS CHARGE, INC.

The certification set forth below is being submitted in connection with this Annual Report on Form C-AR for the fiscal year ended December 31, 2023 (the "Report") for the purpose of complying with Section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77(d)(6) (the "Act") and Section 227.202 of the Act.

Each of the undersigned certifies that to his or her knowledge:

The financial statements of Dunamis Charge, Inc., included in this Form, are true and complete in all material respects.



Name: Natalie M. King
Title: *President & CEO*

EXHIBIT E



Dunamis Charge, Inc

Financial Statements

For the years ended 2021 and 2022

Dunamis Charge, Inc

Financial Statements

For the years ended 2021 and 2022



INDEX TO AUDITED FINANCIAL STATEMENTS



July 10, 2023

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

Dunamis Charge, Inc.

19785 W. 12 Mile Rd.

345, Southfield, MI 48076

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of Dunamis Charge, Inc. as of December 31, 2021 and 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunamis Charge, Inc. as of December 31, 2021 and 2022 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2, the Company has incurred cumulative net losses of $ (1,069,250) and negative cash flow from operations since incorporation. This raises substantial doubt about the company's ability to continue operations. Management's plan is also explained in note 2. Our opinion is not modified with respect to this matter.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Dunamis Charge, Inc

Balance Sheet Statement

As of December 31, 2021 & 2022

	2021	2022
ASSETS		
Current Assets		
Bank Balance	-	25,899
Total Current Assets	**-**	**25,899**
Non-Current Asset		
Machinery & Equipment	-	41,000
Leasehold Improvements	-	481,142
Total Non-Current Assets	**-**	**522,142**
TOTAL ASSETS	**-**	**548,041**
LIABILITIES AND EQUITY		
Liabilities		
Promissory Notes	-	1,592,142
Total Liabilities	**-**	**1,592,142**
Equity		
Common Stock – *60,000 issued and outstanding (no par value)*	-	-
Additional Paid in Capital	-	25,149
Retained Earnings	-	(1,069,250)
Total Equity	**-**	**(1,044,101)**
TOTAL LIABILITIES AND EQUITY	**-**	**548,041**

Dunamis Charge, Inc

Income Statement

As of December 31, 2021 & 2022

	2021	**2022**
Revenues		
TOTAL REVENUES	-	-
Operating Expenses		
Engineering Expenses	-	336,029
Professional Fees	-	324,163
Legal Fees	-	90,153
IT & Software Expenses	-	85,894
Travel Expenses	-	77,544
Rent & Lease Expenses	-	71,575
Advertising & Marketing Expenses	-	60,349
General and Administrative Expenses	-	23,543
Total Operating Expenses	-	**1,069,250**
NET INCOME (LOSS)	-	**(1,069,250)**

Dunamis Charge, Inc

Statement of Changes in Equity

As of December 31, 2021 & 2022

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance - January 1, 2021	-	-	-	-
Capital Contributions During 2021	-	-	-	-
Net Income (Loss) - December 31, 2021	-	-	-	-
Balance - December 31, 2021	-	-	-	-
Capital Contributions During 2022	-	25,149	-	25,149
Net Income (Loss) - December 31, 2022		-	(1,069,250)	(1,044,101)
Balance - December 31, 2022	-	**25,149**	**(1,069,250)**	**(1,044,101)**

Dunamis Charge, Inc

Statement of Cash Flows

As of December 31, 2021 & 2022

	2021	2022
Cash Flows from Operating Activities		
Net Income (Loss)	-	(1,069,250)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net Cash Used in Operating Activities	**-**	**(1,069,250)**
Cash Flows from Investing Activities		
Purchases of new assets	-	(522,142)
Net Cash Flows from Investing Activities	**-**	**(522,142)**
Cash Provided by Financing Activities		
Promissory Note	-	1,592,142
Net Contributions	-	25,149
Net Cash Provided by Financing Activities	**-**	**1,617,291**
Net Change in Cash	**-**	**25,899**
Cash and Cash Equivalents - Beginning of Year	-	-
Cash and Cash Equivalents - End of Year	**-**	**25,899**

The accompanying notes are an integral part of these financial statements

Dunamis Charge, Inc

Notes to the Financial Statements

As of December 31, 2021 & 2022

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Dunamis Charge, Inc. was incorporated in Michigan on March 26th, 2020 with a mission to make high-quality, affordable EV charging solutions accessible everywhere.

Dunamis Charge takes great pride in empowering individuals and enhancing their mobility, with a strong emphasis on energy cost savings for our customers across various sectors. We are committed to making best-in-class, cost-effective EV charging solutions available while benefiting our planet.

Dunamis Charge aims to transform lives with world-class, dependable EV charging technology. We are dedicated to revolutionizing how people access energy. Our goal is to create a world where going electric is easy and accessible for everyone, whenever and wherever it's needed.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned no revenues from its primary operations since incorporation. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). One of the disclosures required by SFAS 7 is that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, members equity, and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from financing activities. The Company has incurred cumulative net losses of $(1,069,250) and negative cash flow from operations since incorporation.

Management's plans include raising additional equity financing. There can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all. However, the Dunamis Clean Energy LLC (a related party company) management have the intent to fund its operations until the company successfully start producing its products.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition, and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.

Dunamis Charge, Inc

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes that those estimates and assumptions are reasonable based upon information available to them.

Cash

The Company deposits its cash with financial institutions that Management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated demand-deposit accounts.

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

NOTE 4 – PROMISSORY NOTE

The company signed a promissory note amounted $2,444,482 with a related party company to finance its operating and investing activities with a 4% annual interest rate. The company has utilized the amount of 1,592,142 as of December 31, 2022.

NOTE 5 – EQUITY

The company is authorized to issue 2,000,000 shares of common stock with no par value, as of December 31, 2022 the company has 60,000 shares issued and outstanding.

NOTE 6 – CONTINGENCY

In the normal course of operations, there could be outstanding contingent liabilities resulting from lawsuits, governmental agency assessments, etc., which are not known to the Company and therefore have not been reflected in the accompanying financial statements. The Company's management is of the opinion that such liabilities, if any, will be either immaterial or the Company's insurance coverage is adequate to cover any potential losses.

Dunamis Charge, Inc

Notes to the Financial Statements (continued)

As of December 31, 2021 & 2022

NOTE 7 – NON-CURRENT ASSETS

The company is acquiring the necessary machinery and equipment that are necessary to run its operations, and has capitalized the leasehold improvement expenses. The company management will estimate the useful life of those equipment and account for depreciation once they start the company operations.

Dunamis Charge, Inc.
Balance Sheet
As of December 31, 2023

	Total	
ASSETS		
Current Assets		
Bank Accounts		
Cash		1,784.93
Total Bank Accounts	$	1,784.93
Accounts Receivable		
Accounts Receivable (A/R)		0.00
Total Accounts Receivable	$	0.00
Total Current Assets	$	1,784.93
Fixed Assets		
Leasehold Improvements		41,000.00
Machinery & Equipment		458,360.00
Warehouse Equipment		22,782.00
Total Fixed Assets	$	522,142.00
TOTAL ASSETS	$	523,926.93
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Current Liabilities	$	0.00
Long-Term Liabilities		
Loan Due Dunamis Clean Energy Partners		5,490,265.60
Loan Due Shareholder		1,050.00
Total Long-Term Liabilities	$	5,491,315.60
Total Liabilities	$	5,491,315.60
Equity		
Paid in Capital		25,149.00
Retained Earnings		-1,069,550.00
Net Income	-$	3,922,987.67
Total Equity	-$	4,967,388.67
TOTAL LIABILITIES AND EQUITY	$	523,926.93

Dunamis Charge, Inc.
Profit and Loss
January - December 2023

	Total
Income	
Total Income	**$ 0.00**
Cost of Goods Sold	
Engineering Cost	391,476.14
Supplies & Materials - COGS	1,892,283.07
Total Cost of Goods Sold	**$ 2,283,759.21**
Gross Profit	**-$ 2,283,759.21**
Expenses	
Advertising & Marketing	32,173.56
Total Advertising & Marketing	**$ 32,173.56**
Bank Charges & Fees	4,839.97
Contract Professional Services	396,278.79
Recruiting	42,993.34
Total Contract Professional Services	**$ 444,112.10**
Dues & subscriptions	28,404.41
Meals & Entertainment	175,225.92
Rent & Lease	192,121.07
Total Expenses	**$ 872,037.06**
Net Operating Income	**-$ 3,155,796.27**
Other Income	
Southwest Detroit-Grant Income	-306,700.00
Total Other Income	**-$ 306,700.00**
Other Expenses	
Administrative Charge	1,073,891.40
Total Other Expenses	**$ 1,073,891.40**
Net Other Income	**-$ 767,191.40**
Net Income	**-$ 3,922,987.67**